Imposition of Fine by the Fair Trade Commission

1. Date fined: May 26, 2005.

2. Due date for payment: Not decided.

3. Details:

A.	Total shareholders’ equity (unconsolidated) of KT Corporation as of December 31, 2004: Won 7,446,513,000,000.

B. Total amount of fine: Won 116,020,500,000.

C. Ratio of fine to shareholders’ equity: 1.6%.

4. Imposition authority: the Fair Trade Commission.

5.	Reasons for fine: Collusion among the telecommunication service providers in local telephone and leased line service (leased line service provided for cyber cafes) markets.

6.	Proposed action plan: KT Corporation plans to file for judicial review of administrative action.